Exhibit 99.4

GLOBAL GUARANTEE

THIS GUARANTEE (this “Guarantee”) is made as of March 15, 2021

BY:

BBUC HOLDINGS INC.

(the “Guarantor”)

IN FAVOUR OF:

Each of the lenders listed on Schedule “A” hereto

(collectively, the “Lenders” and each a “Lender”).

RECITALS:

A.	Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited and Brookfield BBP US Holdings LLC (collectively, the “Borrowers”), as borrowers, Brookfield Business Partners L.P. (the “Existing Guarantor”), as guarantor, and each Lender, as a single lender, are parties to separate credit agreements each dated originally as of May 4, 2018, May 18, 2018, June 4, 2018, June 12, 2019, November 5, 2019, December 17, 2019, as applicable, pursuant to which each Lender has established a credit facility for the benefit of the Borrowers (as amended, restated or supplemented from time to time, herein called the “Credit Agreements” and each a “Credit Agreement”);

B.	The Guarantor has agreed to deliver this Guarantee in favour of each of the Lenders to guarantee the payment of the Obligations (as defined below) under each of the Credit Agreements; and

C.	Except as expressly provided herein, all capitalized terms used herein but not defined shall have the meaning ascribed thereto in each Credit Agreement, as applicable;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

1.	Interpretation

All capitalized terms used but not defined in this agreement will have the meanings attributed to such terms in each Credit Agreement or all Credit Agreements, as the context requires.

2.	Guarantee

2.1	Guarantee

The Guarantor hereby jointly and severally, unconditionally and irrevocably guarantees to each Lender and its successors and assigns the prompt payment in full when due of the “Obligations” (as defined in each Credit Agreement) under each and all of the Credit Agreements (the “Obligations”). The Guarantor hereby further agrees that if any Borrower shall fail to pay in full when due (whether by acceleration or otherwise) any of the Obligations, the Guarantor will promptly pay the same, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Obligations, the same will be promptly paid in full when due (whether by acceleration or otherwise) in accordance with the terms of such extension or renewal.

2.2	Obligations Absolute

The obligations of the Guarantor under Section 2.1 are absolute and unconditional, irrespective of the value, genuineness, validity, regularity or enforceability of the obligations of any Borrower under each Credit Agreement, the other Financing Documents or any other agreement or instrument referred to therein, or any substitution, release or exchange of any other guarantee of or security for any of the Obligations, and, to the fullest extent permitted by Applicable Law, irrespective of any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor, it being the intent of this Guarantee that the obligations of the Guarantor hereunder shall be absolute and unconditional under any and all circumstances. Without limiting the generality of the foregoing, it is agreed that, to the fullest extent permitted by Applicable Law, the occurrence of any one or more of the following shall not alter or impair the liability of the Guarantor hereunder, which shall remain absolute and unconditional as described above:

(i)	at any time or from time to time, without notice to the Guarantor, the time for any performance of or compliance with any of the Obligations shall be extended, or such performance or compliance shall be waived;

(ii)	any of the acts mentioned in any of the provisions of each Credit Agreement or any other agreement or instrument referred to therein shall be done or omitted;

(iii)	the maturity of any of the Obligations shall be accelerated, or any of the Obligations shall be modified, supplemented or amended in any respect, or any right under each Credit Agreement or any other agreement or instrument referred to therein shall be waived or any other guarantee of any of the Obligations or any security therefor shall be released or exchanged in whole or in part or otherwise dealt with;

(iv)	any lack of validity or enforceability of any agreement between any Borrower and each Lender;

(v)	any impossibility, impracticability, frustration of purpose, illegality, force majeure or act of any Governmental Authority;

(vi)	the bankruptcy, winding-up, liquidation, dissolution or insolvency of any Borrower or any other Person, or the amalgamation of or any change in the status, function, control or ownership of any Borrower and/or each Lender or any other Person;

(vii)	any lack or limitation of power, incapacity or disability on the part of any Borrower or of the directors, officers, employees or agents thereof or any other irregularity, defect or informality on the part of any Borrower in its obligations to each Lender;

(viii)	any other law, regulation or other circumstance that might otherwise constitute a defence available to, or a discharge of, any Borrower in respect of any or all of the Obligations; or

(ix)	any payment or failure to pay by any Borrower hereunder.

The Guarantor, to the fullest extent permitted by Applicable Law, hereby expressly waives diligence, presentment, demand of payment, protest and all notices whatsoever, and any requirement that each Lender exhaust any right, power or remedy or proceed against any Borrower under each Credit Agreement or any other agreement or instrument referred to therein, or against any other Person under any other guarantee of, or security for, any of the Obligations.

2.3	Reinstatement

The obligations of the Guarantor under this Guarantee shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of any Borrower in respect of the Obligations is rescinded or must be otherwise restored by any holder of any of the Obligations, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, and the Guarantor agrees that it will indemnify each Lender on demand for all reasonable costs and expenses (including reasonable fees of counsel) incurred by each Lender in connection with such rescission or restoration, including any such reasonable costs and expenses incurred in defending against any claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any Debtor Relief Law.

2.4	Subrogation

The Guarantor hereby agrees that until the payment and satisfaction in full of all Obligations and the expiration and termination of the Revolving Credit Commitment under each Credit Agreement it shall not exercise any right or remedy arising by reason of any performance by it of its guarantee in Section 2.1, whether by subrogation or otherwise, against any Borrower or any other Guarantor of any of the Obligations or any security for any of the Obligations.

2.5	Remedies

The Guarantor agrees that, to the fullest extent permitted by Applicable Law, as between the Guarantor on the one hand and each Lender on the other, the obligations of any Borrower under each Credit Agreement may be declared to be forthwith due and payable as provided in Article 7 of each Credit Agreement (and shall be deemed to have become automatically due and payable in the circumstances provided in Article 7 of each Credit Agreement) for purposes of this Section 2.1 notwithstanding any stay, injunction or other prohibition preventing such declaration (or such obligations from becoming automatically due and payable) as against any Borrower and that, in the event of such declaration (or such obligations being deemed to have become automatically due and payable), such obligations (whether or not due and payable by such Borrower) shall forthwith become due and payable by the Guarantor for purposes of Section 2.1).

2.6	Continuing Guarantee

This Guarantee is a continuing guarantee, and shall apply to all Obligations whenever arising until the expiration or termination of the Revolving Credit Commitment and payment in full of the principal of and interest on each Loan and all fees and other amounts payable hereunder.

2.7	Prima Facie Evidence

Any account settled or stated in writing by or between each Lender and any Borrower will be prima facie evidence that the balance or amount thereof appearing due to each Lender is so due.

2.8	No Set-off

In any claim by any Lender against the Guarantor, the Guarantor may not assert any set-off or counterclaim that the Guarantor may have against such Lender.

2.9	Joint and Several Liability

The joint and several obligations of the Guarantor hereunder are of payment and not of collection and are independent of the obligations of the Existing Guarantor and any other party who becomes a Guarantor under each Credit Agreement (together, the “Other Guarantors”) and a separate action or actions may be brought against the Guarantor whether or not action is brought against any of the Other Guarantors. Each Lender may enforce its applicable Credit Agreement and the other Financing Documents against the Guarantor without first making demand upon or instituting collection proceedings against any of the Other Guarantors. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to the obligations of any of the Other Guarantors and any requirement that each Lender protect, secure, perfect or insure any security interest or Lien, or any property subject thereto, or exhaust any right or take any action against any of the Other Guarantors or entity.

3.	Headings

The headings of the sections of this agreement are inserted for convenience of reference only and will not affect the construction or interpretation of this agreement.

4.	Governing Law

The parties agree that this agreement will be governed by and construed and interpreted in accordance with the laws of the Province of Ontario.

[Signature Page Follows]

IN WITNESS WHEREOF the undersigned has executed and delivered this Guarantee as of the date first above written.

BBUC HOLDINGS INC.

By:	“A.J Silber”
Name: A.J Silber Title: Director

Signature Page – Global Guarantee of BBUC Holdings Inc.

SCHEDULE “A”
LIST OF LENDERS

•	Bank of America, N.A., Canada Branch

•	Bank of China, New York Branch

•	Bank of Montreal

•	Barclays Bank PLC

•	Canadian Imperial Bank of Commerce

•	Citibank, N.A., Canadian Branch

•	Credit Suisse AG, Toronto Branch

•	Deutsche Bank AG New York Branch

•	Export Development Canada

•	HSBC Bank Canada

•	Industrial and Commercial Bank of China (Canada)

•	JPMorgan Chase Bank, N.A., Toronto Branch

•	Morgan Stanley Senior Funding, Inc.

•	MUFG Bank, Ltd., Canada Branch

•	National Bank of Canada

•	Royal Bank of Canada

•	Société Générale

•	The Bank of Nova Scotia

•	The Toronto-Dominion Bank and The Toronto-Dominion Bank, New York Branch

•	Wells Fargo Bank, N.A., Canadian Branch